SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SAUER-DANFOSS INC.

(Name of Subject Company)

SAUER-DANFOSS INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

804 137 107

(CUSIP Number of Class of Securities)

Kenneth D. McCuskey

Sauer-Danfoss Inc.

2800 E. 13th Street

Ames, Iowa 50010

(515) 239-6000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas W. Christopher

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

Peter Mirakian III, Esq.

Spencer Fane Britt & Browne LLP

1000 Walnut Street, Suite 1400

Kansas City, Missouri 64106-2140

(816) 292-8158

☒   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On March 8, 2013, Sauer-Danfoss Inc. (the “Company”) issued the following internal announcement to its employees:

March 8, 2013

Sauer-Danfoss Announcement

Danfoss tender offer process – further explanation

As you know, last Friday, Danfoss and Sauer-Danfoss jointly announced a definitive merger agreement for Danfoss to acquire the approximately 24.4% of Sauer-Danfoss common shares not already owned directly or indirectly by Danfoss.

Although the transaction is governed by this “definitive merger agreement,” the agreement really contemplates a two-step process involving a tender offer followed by a merger. Specifically, the agreement provides for the following process:

•                  From last Friday’s announcement, Danfoss has 10 business days (through March 15) to formally launch the tender offer at $58.50 per Sauer-Danfoss share – filing the appropriate offer documents with the SEC and conducting an informational mailing to shareholders.

•                  Danfoss is required to keep the offer open for a minimum of 20 business days subject to certain termination rights set forth in the definitive merger agreement.

•                  Both parties have agreed to a “minimum tender condition” – meaning that Danfoss must acquire a majority of the outstanding Sauer-Danfoss shares not presently owned by Danfoss, its affiliates, their officers and directors, and the officers and directors of Sauer-Danfoss.

•                  If the minimum tender condition and the other conditions to the tender offer are satisfied and the tender offer is completed, Danfoss will merge its acquisition company with Sauer-Danfoss and as a result of this merger any shares that remain outstanding will be converted into the right to receive the same price per share.

•                  If all goes as planned, Sauer-Danfoss will be the surviving company in the merger and will be 100% owned by Danfoss. Sauer-Danfoss will no longer be a publicly traded company.

As you can see, there are some remaining steps involved in this tender offer and merger process before it can be completed. There can be no assurance that the tender offer and merger will be successful, but Danfoss and Sauer-Danfoss are committed to working toward this result. As the transaction moves forward, we continue with our guidelines for not discussing confidential topics — such as financial information or strategic business plans — with Danfoss employees or members of the board who are not on the Special Committee (Rich Freeland, Johannes Kirchhoff and Steve Wood).

This announcement provides a general summary of the merger agreement. For the details of the transaction, please refer to the definitive merger agreement filed with the SEC on March 5.

While the process continues, I want to remind you of the great importance to remain focused on our business at hand and taking care of our customers.

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I will continue to share additional updates with you as they are available.

Best regards,

Eric Alström

President and CEO

The tender offer described in this announcement has not yet been commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Sauer-Danfoss. At the time a tender offer is commenced, Danfoss and its wholly owned subsidiary, Danfoss Acquisition, Inc., will file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Sauer-Danfoss will file a solicitation/recommendation statement on Schedule 14D-9 relating to the tender offer. These documents will contain important information about the tender offer, and stockholders of Sauer-Danfoss are urged to read them carefully when they become available. Stockholders of Sauer-Danfoss will be able to obtain a free copy of these documents (when they become available) and other documents filed by Sauer-Danfoss, Danfoss or Danfoss Acquisition, Inc. with the United States Securities and Exchange Commission at the website maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) by calling MacKenzie Partners, Inc., the information agent for the tender offer, at 212-929-5500.

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